February 7, 2017
VIA EDGAR
Ms. Jaea Hahn
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject: Application for Withdrawal of Post-Effective Amendment No. 16 to Form N-6 (File No. 333-169879)
Dear Ms. Hahn:
Nationwide Life Insurance Company and its Nationwide VLI Separate Account - 4 hereby withdraw Post-Effective Amendment No. 16 to Form N-6 (File No. 333-169879) which was filed with the Securities and Exchange Commission (the "Commission") on December 29, 2016.
The filing is being withdrawn in order to address the Commission’s concern regarding the removal of a rider from the product. We instead will prospectively close the rider, and will promptly file a supplement to the prospectus in order to effectuate the closure.
Please contact me direct at (614) 677-5276 if you have any questions regarding this letter.
Very truly yours,
Nationwide Life Insurance Company
/s/ Christine M. Walkup
Christine M. Walkup
Assistant General Counsel
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies